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Exhibit 1


March 13, 2007

VIA FACSIMILE AND ELECTRONIC MAIL
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Mr. William R. Council, III
President and Chief Executive Officer
Advocat Inc.
1621 Galleria Boulevard
Brentwood, Tennessee 37027
Fax:  (615) 771-7409
E-mail:  wcouncil@advocat-inc.com
         ------------------------

Dear Mr. Council:

      I enjoyed speaking with you and Glynn Riddle today regarding Advocat Inc. (the "Company"). As one of the Company's largest shareholders, Bristol Investment Fund, Ltd. ("Bristol") feels it is imperative that management align its interests with that of its shareholders. It is disappointing to hear that the Company's Chairman of the Board, Wallace Olsen, will no longer be a spokesperson for the Company. We are concerned about the public perception of this change, as it is customary for chairpersons of public companies to champion their cause with management, employees, shareholders, and the investment community. Will Mr. Olsen's role going forward change in other ways? Will Mr. Olsen retain the chairmanship? Is a succession plan in place? Furthermore, we believe that the Company is currently undervalued based on a variety of industry metrics. I strongly urge you to have Mr. Olsen contact me to discuss these concerns.

      In accordance with our discussion, we recommend that the Company take the following actions:

      a) Establish a special committee of directors which would immediately retain a well-known industry financial advisor to start an auction process and solicit offers for the Company and or engage in discussions with strategic buyers.

      b) Appoint a committee of outside directors to evaluate all potential offers and other financial alternatives.

      c) Refrain from expansion opportunities and focus resources on a stock buyback plan, especially at current prices.

      d) Work to nominate two Board members of Bristol's choice, which we agreed would be something you would inquire about with the Company's attorneys and report back to us.

      As one of the Company's larger shareholders, we would prefer to work with you and the Board in a cooperative manner and hope that you appreciate that working with us is strongly in the Company's best interest and that of all shareholders. I suggest we schedule a time in the near future to personally meet and further discuss strategic initiatives. We remain optimistic about the Company's prospects and trust that you will diligently work to address our concerns.

                                        Yours truly,

                                        /s/ Paul Kessler
                                        ----------------
                                        Paul Kessler
                                        Manager, Bristol Capital Advisors, LLC